UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X..... Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ..................

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 31 March 2013

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Mr Ghostine, a person discharging managerial responsibilities (“PDMR”) informs the Company of his beneficial interests. (1 March 2013)	Announcement Messers Gosnell and Wright, PDMRs, inform the Company of their beneficial interests. (19 March 2013)
Announcement Mr Walsh and Mr Kennedy, a PDMR, inform the Company of their beneficial interests. (7 March 2013)	Announcement Mr Morgan, a PDMR, informs the Company of his beneficial interests. (21 March 2013)
Announcement Mr Schwartz, a PDMR, informs the Company of his beneficial interests. (8 March 2013)	Announcement Mr Menezes informs the Company of his beneficial interests. (27 March 2013)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh, Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(11 March 2013)

Announcement Announcement Company announces total voting rights. (28 March 2012)
Announcement Mr Menezes informs the Company of his beneficial interests. (13 March 2013)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 11 April 2013	By: /s/ C Kynaston
Name: C Kynaston Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:58 01-Mar-2013
Number	31355-7040

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Gilbert Ghostine, a person discharging managerial responsibility (`PDMR'), exercised an option, on 1 March 2013, over 91,513 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted under the Company's Senior Executive Share Option Plan ("SESOP"). The options were granted on 17 September 2009 at an exercise price of £9.52 per Ordinary Share.

Mr Ghostine subsequently sold 90,597 Ordinary Shares on 1 March 2013, at a price per share of £19.90. He retains the balance of 916 Ordinary Shares.

As a result of the above transactions, the interests of Mr Ghostine in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiary of the Company's Employee Benefit Trusts) have increased to 106,302 (of which 33,177 are held as ADS).

J Nicholls

Deputy Secretary

1 March 2013

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:56 07-Mar-2013
Number	31454-6E76

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that:

1. Paul Walsh, a director, sold 50,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 7 March 2013 at a price per share of £20.11.

As a result of the above transaction, the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have decreased to 604,614.

2. John Kennedy, a Person Discharging Managerial Responsibilities, acquired, on 7 March 2013, an interest of 7,997 American Depositary Shares ("ADS")* in the form of awards under the Company's Performance Share Plan (the "PSP"), approved by shareholders on 15 October 2008.

The performance period commenced on 1 July 2012 and, subject to the rules of the PSP and the satisfaction of performance conditions, the awards will vest in March 2016.

As a result of the above transaction, the interests of Mr Kennedy in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are unchanged.

*1 ADS is the equivalent of 4 Ordinary Shares.

John Nicholls

Deputy Company Secretary

7 March 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:21 08-Mar-2013
Number	31420-695B

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 8 March 2013 that Larry Schwartz, a person discharging managerial responsibilities ("PDMR"), exercised options on 7 March 2013 over American Depository Shares in the Company ("ADS")* granted under the Company's Senior Executive Share Option Plan as set out below:

No. of ADSs	Date of grant	Price per ADS

16,872	19 September 2006	$70.38

Mr Schwartz subsequently sold 16,534 ADSs on 7 March 2013 at a price per ADS of $120.19. As a result of the above transactions, Mr Schwartz's interests in the Company's ADSs (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 20,816.

2. John Kennedy, a PDMR, acquired an interest in 10,070 ADSs, in the form of awards under the Company's Performance Share Plan (the "PSP") on 7 March 2013. This corrects the number of 7,997 ADSs awarded, which was announced yesterday.

J Nicholls

Deputy Company Secretary

8 March 2013

*1 ADS is equal to 4 Ordinary Shares of 28 101/108 pence each in the

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:52 11-Mar-2013
Number	31451-8533

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 11 March 2013 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following directors of the Company were allocated Ordinary Shares on 11 March 2013 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	9

PS Walsh	9

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 11 March 2013 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	9

D Gosnell	9

J Grover	9

A Morgan	9

S Moriarty	9

G Williams	9

I Wright	9

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £19.96.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 11 March 2013 that Dr FB Humer, a director of the Company, had purchased 415 Ordinary Shares on 11 March 2013 under an arrangement with the Company, whereby he has agreed to use an amount of £ 8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £19.96.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	45,261

D Mahlan	132,197 (of which 131,583 are held as ADS)

PS Walsh	604,623

Name of PDMR	Number of Ordinary Shares

N Blazquez	73,965

D Gosnell	109,664

J Grover	187,003

A Morgan	192,967

S Moriarty	28,489

G Williams	176,432 (of which 6,493 are held as ADS)

I Wright	58,287

P Tunnacliffe

Company Secretary

11 March 2013

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:20 13-Mar-2013
Number	31419-BBC7

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 13 March 2013 that Ivan Menezes, a director, exercised options on 12 March 2013 over 57,916 American Depositary Shares ("ADS")* in the Company granted on 17 September 2009 at a price per ADS of $63.13 under the Company's Senior Executive Share Option Plan. Mr Menezes subsequently sold 56,916 ADS on 12 March 2013, at a price per ADS of $119.17. Mr Menezes retains the balance of 1,000 ADS.

As a result of the above transaction, Mr Menezes's interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 524,480 (of which 431,482 are held as ADSs)

P Tunnacliffe

Company Secretary

13 March 2013

*1 ADS is equal to 4 Ordinary Shares

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	11:49 19-Mar-2013
Number	31145-426C

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 18 March 2013 that Ian Wright, a person discharging managerial responsibilities ("PDMR"), sold 2,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 18 March 2013 at a price per share of £20.06.

As a result of the above transaction, the interests of Mr Wright in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have decreased to 56,287.

2. It received notification on 19 March 2013 that David Gosnell, a PDMR, exercised options on 19 March 2013 over 43,648 Ordinary Shares in the Company granted on 27 October 2008 at a price per share of £8.77 under the Company's Senior Executive Share Option Plan. Mr Gosnell subsequently sold 42,775 Ordinary Shares on 19 March 2013, at a price per share of £20.18. Mr Gosnell retains the balance of 873 Ordinary Shares.

As a result of the above transaction, the interests of Mr Gosnell in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 110,537.

Paul Tunnacliffe

Company Secretary

19 March 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	13:50 21-Mar-2013
Number	31350-264F

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 21 March 2013 that Andrew Morgan, a person discharging managerial responsibilities ("PDMR"), sold 50,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 21 March 2013 at a price per share of £20.18.

As a result of the above transaction, the interests of Mr Morgan in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are 142,967.

Paul Tunnacliffe

Company Secretary

21 March 2013

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:25 27-Mar-2013
Number	31224-CE57

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 26 March 2013 that Ivan Menezes, a director, had on 22 March 2013 transferred 14,555 American Depository Shares in the Company ("ADSs")* held in his own name to a trust, of which his spouse is trustee and the beneficiary.

Separately, Mr Menezes transferred 48,325 ADSs held in his own name to a grantor retained annuity trust, of which he is trustee and the beneficiary.

As a result of the above transactions, the interests of Mr Menezes in ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) remain at 524,480 (of which 431,482 are held as ADS).

J Nicholls

Deputy Company Secretary

27 March 2013

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	15:15 28-Mar-2013
Number	31512-5EAD

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,152,991 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 244,301,115 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,509,851,876 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

28 March 2013